

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 9, 2015

Sam Yagan
Chief Executive Officer
The Match Group, Inc.
8300 Douglas Avenue, Suite 800
Dallas, TX 75225

> **Re: The Match Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 25, 2015**
> **CIK No. 0001575189**

Dear Mr. Yagan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 8, 2015.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus summary

Business

Who we are, page 1

1. We note your response to prior comment 5. Please state that the reports by AppAnnie, Kantar Media, Facebook, and Research Now were prepared for you. In addition, file the consents required by Securities Act Rule 436 or advise.

Our competitive advantages, page 3

2.   We note your revision in response to prior comment 7. Please disclose how you define
         "awareness" as you appear to use this as a quantifiable measure of scale. Also clarify
         how "awareness" differs from recognition of your brands. In this regard, we note that
         you now use the term "recognize" in the penultimate bullet point on page 3.

Unaudited pro forma combined financial statements

Notes to unaudited pro forma combined financial statements, page 49

3.   We note adjustment (f) related to your offering pro forma adjustments. Please explain
         how you determined this adjustment to be isolated and objectively measureable effects of
         your offering transaction, as opposed to judgmental estimates of historical management
         practices and operating decisions that may or may not have changes as a result of the
         offering. That is, explain how this adjustment is factually supportable. Refer to Article
         11 of Regulation S-X.

Management's discussion and analysis of financial condition and results of operations

Results of Operations, page 57

4.   We have reviewed your response to prior comment 17. It continues to appear that you
         should expand your discussion of results of operations for each period presented to
         provide an analysis by your two operating segments, Dating and Non-dating, as well as
         provide key metrics for the Non-dating segment. We note you cite the percentages of
         Non-dating segment revenue to total revenue, but further note your disclosure on page 65
         that you did not acquire The Princeton Review until August 2014. As a result, your Non-
         dating segment has grown to represent 10% of your total revenue for the six months
         ended June 30, 2015, as noted in your response. Please tell us how your current
         disclosures meet the disclosure guidance in Section III.F.1 of SEC Release 33-6835.

5.   We note your response to prior comment 18. Tell us what consideration you gave to
         disclosing the top Brands in the aggregate that make up a substantial majority of your
         revenue.

6.   We note your response to prior comment 20. It continues to appear that you have not
         quantified and discussed the causes for each of the material changes in each of your line
         items. For example, in your discussion of cost of revenue for the six months ended June
         30, 2015, you have only quantified $18.2 million of the $34.9 million increase. Further,
         general and administrative expense increased $24.0 million for the six months ended June
         30, 2015, but it appears that you only quantify and discuss a net increase of $7.9
         million. We also continue to note that several of your line items for 2014, primarily, cost
         of revenue, selling and marketing expense, indicate the respective expense increased due

to acquisitions. Your disclosures should indicate how these acquisitions impacted the respective line items. Refer to Section III.D of SEC Release No. 33-6835.

Results of operations for the six months ended June 30, 2014 and 2015

Revenue, page 59

7.   We note your response to prior comment 22; however, it is unclear why it would be inconsistent with the management of your business to disclose the extent of the contributions to revenue by Average PMC and ARPPU when you already provide the percentage change in each of these metrics. Please clarify or revise. In addition, you should consider clarifying the relationship between these metrics to explain their inverse relationship.

Cost of revenue, page 60

8.   We note your response to prior comment 23. Please clarify further why segregating cost of revenue in a similar manner as you break out your revenue would not be meaningful. In this regard, it would appear that there are different factors that make up cost of revenue for these two revenue streams (i.e., Dating and Non-Dating revenues). Please advise or revise.

9.   Please disclose why your cost of revenue increased significantly more for the six months ended June 30, 2015. In this regard, we note cost of revenue increased 71.7% for the six months ended June 30, 2015 while over the same period, total direct revenue increased 5.2%.

Our business

Our portfolio, page 94

10.   We note your revisions in response to prior comment 28. Please consider clarifying your disclosure by providing the key features under the caption for each of your brands beginning on page 94.

Combined statement of operations, page F-3

11.   We have reviewed your response to prior comment 38. The pro forma effect on earnings per share should not include the effect of using the proceeds to repay the outstanding debt. This pro forma effect can be presented in the selected financial data but not on the face of the Statements of Operations.

Notes to combined financial statements, page F-7

12.   We note your discussion of results of operations for the six months ended June 30, 2015 beginning on page 59 indicates that general and administrative expense and product development expense increased due to severance expense and costs in the current year. Tell us your consideration of providing footnote disclosure related to your ongoing consolidation. Refer to FASB ASC 420-10-50-1.

Notes to combined financial statements, page F-26

13.   We note your response to prior comment 44 that your mobile applications are free to download from the Apple App Store and Google Play Store. Further, you responded there is no charge to become a registered user of any of your brands. Please clarify your statement on page 17 that you pay Apple and Google, as applicable, a share (currently 30%) of the revenue that you receive for distributing your applications and in-app products.

General

14.   We will contact you separately with regard to the proposed artwork submitted in response to prior comment 51.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information
                                                Technologies and Services

cc: Andrew J. Nussbaum, Esq.
       Wachtell, Lipton, Rosen & Katz